Exhibit 3.2

FORM OF

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES C SENIOR CONVERTIBLE PREFERRED STOCK

OF

SUPER LEAGUE ENTERPRISE, INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the “Company”) is Super League Enterprise, Inc., a Delaware corporation.

2. The Certificate of Incorporation (the “Certificate of Incorporation”) of the Company authorizes the issuance of Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share, of which 6,166,529 shares have not been designated or issued, and expressly vests in the Board of Directors of the Company the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series C Senior Convertible issue of Preferred Stock:

RESOLVED, that Four Thousand Seven Hundred (4,700) of the Ten Million (10,000,000) authorized shares of Preferred Stock of the Company shall be designated Series C Senior Convertible Preferred Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act. The Company shall be regarded as in control of a Person if the Company owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person.

“Attribution Parties” shall have the meaning set forth in Section 6(e).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(e).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Certificate of Designations” means this Certificate of Designation of Preferences, Rights and Limitations of the Series C Preferred Stock.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Company’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries of the Company issued after the Effective Date, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, and excluding shares of Common Stock issuable upon conversion of the Series A Preferred (which has been fully converted into Common Stock as of the date hereof), Series AA Preferred, Series AAA Preferred, Series AAA Junior Preferred, and Series B Preferred.

“Conversion Amount” means the Stated Value at issue.

“Conversion Date” means: (i) prior to the Mandatory Conversion Date, the date set forth in the notice delivered by a holder of the Series C Preferred Stock that the holder is exercising its right to convert the Series C Preferred Stock into Conversion Shares; or (ii) in the event any shares of Series C Preferred Stock have not been converted by the Mandatory Conversion Date, the Mandatory Conversion Date.

“Conversion Price” means $1.00 per share.

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock in accordance with the terms hereof.

“Deemed Liquidation Event” means any of the following, unless the Majority Holders elect otherwise by written notice sent to the Company at least five (5) Business Days prior to the effective date of any such event:

(a)	a merger or consolidation in which

(i)	the Company is a constituent party or

(ii)	a Subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a Subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)

the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any Subsidiary of the Company of all or substantially all the assets of the Company and its Subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more Subsidiaries of the Company if substantially all of the assets of the Company and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Subsidiary of the Company.

The Company shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Company in accordance with Section 5 hereto.

“Distribution” shall have the meaning set forth in Section 7(b).

“Dividend Shares” shall have the meaning set forth in Section 3.

“DWAC” shall have the meaning set forth in Section 6(c)(i)

“Effective Date” means the date that this Certificate of Designations is filed with the Secretary of State of Delaware.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” shall mean an owner of shares of Series C Preferred Stock.

“Junior Securities” means the Common Stock and all other outstanding classes or series of Preferred Stock of the Company, all of which are junior in rank to the Series C Preferred Stock with respect to the distribution of assets on Liquidation as well as any other rights, preferences and privileges. As of the date hereof, Junior Securities consist of the Series AA Preferred, Series AAA Preferred, Series AAA Junior Preferred, Series AAAA Junior Preferred, and Series B Preferred.

“LA Courts” shall have the meaning set forth in Section 8(d).

“Liquidation” shall have the meaning set forth in Section 5(a).

“Majority Holders” shall mean the Holders of 50.1% or more of the then issued and outstanding shares of all Series C Preferred Stock, voting as a separate series.

“Mandatory Conversion Date” shall mean the date that is eighteen (18) months from the date the Registration Statement is declared effective.

“Original Issue Date” means the date of the first issuance of any shares of Series C Preferred Stock regardless of the number of transfers of any particular shares of Series C Preferred Stock.

“Parity Securities” means any class or series of capital stock of the Company hereinafter created that expressly ranks pari passu with the Series C Preferred Stock with respect to the distribution of assets on Liquidation as well as any other rights, preferences and privileges. No Parity Securities exist as of the date of the filing of this Certificate of Designations.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” means the Company’s preferred stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Registration Statement” shall mean a registration statement on Form S-1 or Form S-3, filed with the Commission registering the Conversion Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Securities” shall be any class or series of capital stock of the Company currently existing or hereafter created which expressly ranks senior to the Series C Preferred Stock with respect to the distribution of assets on Liquidation, as well as any other rights, preferences and privileges. No Senior Securities exist as of the date of the filing of this Certificate of Designations.

“Series AA Preferred” shall mean, collectively, the Series AA Preferred Stock, Series AA-2 Preferred Stock, Series AA-3 Preferred Stock, Series AA-4 Preferred Stock and Series AA-5 Preferred Stock.

“Series AA Preferred Stock” shall mean, unless otherwise stated herein, Seven Thousand Six Hundred Eighty (7,680) shares of Series AA Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on April 19, 2023.

“Series AA-2 Preferred Stock” shall mean, unless otherwise stated herein, One Thousand Five Hundred (1,500) shares of Series AA-2 Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on April 20, 2023.

“Series AA-3 Preferred Stock” shall mean, unless otherwise stated herein, One Thousand Twenty-Five (1,025) shares of Series AA-3 Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on April 28, 2023.

“Series AA-4 Preferred Stock” shall mean, unless otherwise stated herein, One Thousand Twenty-Six (1,026) shares of Series AA-4 Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on May 5, 2023.

“Series AA-5 Preferred Stock” shall mean, unless otherwise stated herein, Five Hundred Fifty (550) shares of Series AA-5 Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on May 26, 2023.

“Series AAA Preferred” shall mean, collectively, the Series AAA Preferred Stock, Series AAA-2 Preferred Stock, and any and all sub-series designated Series AAA-3 Preferred Stock, and Series AAA-4 Preferred Stock.

“Series AAA Preferred Stock” shall mean, unless otherwise stated herein, Nine Thousand Four Hundred (9,400) shares of Series AAA Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on November 30, 2023.

“Series AAA-2 Preferred Stock” shall mean, unless otherwise stated herein, Five Thousand Three Hundred Thirty-Four (5,334) shares of Series AAA-2 Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on December 22, 2023.

“Series AAA Junior Preferred” shall mean, collectively, the Series AAA Junior Preferred Stock, Series AAA-2 Junior Preferred Stock, Series AAA-3 Junior Preferred Stock, and Series AAA-4 Junior Preferred.

“Series AAA Junior Preferred Stock” shall mean, unless otherwise stated herein, One Thousand Two Hundred Ten (1,210) shares of Series AAA Junior Convertible Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on June 26, 2024.

“Series AAA-2 Junior Preferred Stock” shall mean, unless otherwise stated herein, Five Hundred Fifty-One (551) shares of Series AAA-2 Junior Convertible Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on July 10, 2024.

“Series AAA-3 Junior Preferred Stock” shall mean, unless otherwise stated herein, Seven Hundred (700) shares of Series AAA-3 Junior Convertible Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on September 20, 2024.

“Series AAA-4 Junior Preferred Stock” shall mean, unless otherwise stated herein, Four Hundred (400) shares of Series AAA-2 Junior Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on October 1, 2024.

“Series AAAA Junior Preferred Stock” shall mean, unless otherwise stated herein, Three Million Seven Hundred Seventy-Five Thousand Forty-Seven (3,775,047) shares of Series AAAA Junior Convertible Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on July 11, 2025.

“Series B Preferred Stock” shall mean, unless otherwise stated herein, Sixteen Thousand Four Hundred Twenty-Six (16,426) shares of Series B Junior Convertible Preferred Stock, which were authorized pursuant to a Certificate of Designation of Preferences, Rights and Limitations which was filed with the Delaware Secretary of State on September 12, 2025.

“Series C Preferred Stock” shall have the meaning set forth in Section 2.

“Share Delivery Date” shall have the meaning set forth in Section 6(c).

“Standard Settlement Period” shall have the meaning set forth in Section 6(c)(i).

“Stated Value” means $1,000.00 per share of Series C Preferred Stock.

“Subsidiary” means any subsidiary of the Company existing as of the Effective Date hereof and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the Effective Date.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means Issuer Direct, the current transfer agent of the Company, with a mailing address of One Glenwood Avenue, Suite 1001, Raleigh, North Carolina 27603, a facsimile number of 919-481-6222 and an email address of info@issuerdirect.com, and any successor transfer agent of the Company.

Section 2. Designation and Authorized Shares. The series of Preferred Stock designated by this Certificate of Designations shall be designated as the Company’s Series C Senior Convertible Preferred Stock (the “Series C Preferred Stock”) and the number of shares so designated shall be Four Thousand Seven Hundred (4,700). The Series C Preferred Stock shall not be redeemed for cash and under no circumstances shall the Company be required to net cash settle the Series C Preferred Stock.

Section 3. Dividends. Holders of shares of Series C Preferred Stock will be entitled to receive dividends equal, on an as-if-converted to shares of Common Stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as, and if such dividends are paid on shares of the Common Stock. Notwithstanding the foregoing, to the extent that a Holder’s right to participate in any stock dividend declared on the Common Stock to which such Holder is entitled to participate (“Dividend Shares”) would result in such Holder exceeding the Beneficial Ownership Limitation, then such Holder shall not be entitled to participate in any such dividend to such extent (or in the beneficial ownership of any Dividend Shares as a result of such dividend to such extent) and the portion of such Dividend Shares that would cause such Holder to exceed the Beneficial Ownership Limitation shall be held in abeyance for the benefit of such Holder until such time as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation.

Section 4. Voting Rights. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), and subject to the limitations set forth in Section 6(e) and 6(f), each Holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, Holders of Series C Preferred Stock shall vote together with the holders of Common Stock as a single class. The Holders shall be entitled to the same notice of any regular or special meeting of the stockholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. As long as any shares of Series C Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Majority Holders voting as a separate class issue Parity Securities or Senior Securities. Notwithstanding anything contained herein, for the purposes of this Section 4, the outstanding shares of Series C Preferred Stock shall take into account the number of whole shares of Common Stock into which the shares of Series C Preferred Stock are convertible into as of the record date for determining stockholders entitled to vote on such matter.

Section 5. Liquidation.

(a) The Series C Preferred Stock shall, with respect to distributions of assets and rights upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding-up of the Company (“Liquidation”) or Deemed Liquidation Event, rank: (i) junior to the Senior Securities, to the extent any such Senior Securities are approved pursuant to Section 4, above; (ii) pari passu with the Parity Securities, if any are approved pursuant to Section 4, above; and (iii) senior to the Junior Securities.

(b) As of the date hereof, Junior Securities consist of the Series A Preferred (has been fully converted into Common Stock), Series AA Preferred, Series AAA Preferred, Series AAA Junior Preferred, Series AAAA Junior Preferred, Series B Preferred and the Common Stock. As of the date hereof, there are no Parity Securities or Senior Securities. That so being, upon any Liquidation, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, as applicable, before any payment shall be made to the holders of Junior Securities or the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the applicable Original Issue Price, plus any dividends accrued but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amounts”).

(c) After the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series C Preferred Stock then outstanding, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series C Preferred Stock then outstanding shall, pursuant to Section 5(b), be distributed among the holders of shares of Junior Securities, and then to the holders of shares of the Common Stock, pro rata based on the number of shares held by each such holder.

Section 6 Conversion.

(a)  Conversion at Option of Holder. Each share of Series C Preferred Stock (or fraction thereof) shall be convertible, at any time and from time to time, from and after the Original Issue Date at the option of the Holder thereof into that number of shares of Common Stock (subject to the Beneficial Ownership Limitation set forth in Section 6(e)) determined by dividing the Stated Value by the Conversion Price then in effect. Holders shall effect conversions by providing the Company and the Transfer Agent, with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series C Preferred Stock to be converted, the number of shares of Series C Preferred Stock owned prior to such conversion, the number of shares of Series C Preferred Stock owned subsequent to such conversion and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers such Notice of Conversion to the Company pursuant to Section 6 and in accordance with Section 8 (such date, the “Optional Conversion Date”). Such Holder shall be deemed for all corporate purposes to have become the holder of record of the Conversion Shares with respect to which the shares of Series C Preferred Stock have been converted as of the Optional Conversion Date. If no Optional Conversion Date is specified in a Notice of Conversion, the Optional Conversion Date shall be the date that such Notice of Conversion is deemed delivered to the Company in accordance with Section 9. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To the extent that the Beneficial Ownership Limitation contained in Section 6(e) applies to the converting Holder, the determination of whether the Series C Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Series C Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Series C Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Series C Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Section and the Company shall have no obligation to verify or confirm the accuracy of such determination.

(b)  Mandatory Conversion. On the Mandatory Conversion Date, each share of Series C Preferred Stock outstanding shall be automatically converted into that number of shares of Common Stock (subject to the Beneficial Ownership Limitation set forth in Section 6(e)) determined by dividing the Stated Value multiplied by the number of Series C Preferred Stock held by a Holder, the product of which is divided by the Conversion Price (subject to any adjustments as provided by Section 7(a) hereinbelow).

(c)  Conversion Shares. The aggregate number of Conversion Shares which the Company shall issue upon conversion of the Series C Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be equal to the number of shares of Series C Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion.

(d)  Mechanics of Conversion.

(i) Delivery of Conversion Shares upon Conversion. Promptly after the applicable Conversion Date, but in any case within the earlier of (i) two (2) Trading Days and (ii) the Standard Settlement Period (as defined below) thereof (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of the Series C Preferred Stock pursuant to this Section 6, and a wire transfer of immediately available funds in the amount of accrued and unpaid cash dividends, if any. Conversion Shares issuable hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with DTC through its Deposit or Withdrawal at Custodian system (“DWAC”) for the number of Conversion Shares to which the Holder is entitled pursuant to such conversion to the address specified by the Holder in the Notice of Conversion. The Company shall deliver (or cause to be delivered) to the converting Holder who has converted less than all of such Holder’s Series C Preferred Stock (1) a book entry with the Company’s transfer agent for the number of shares of Series C Preferred Stock held immediately prior to a conversion notice submissions less the number of shares of Series C Preferred Stock converted. The Company agrees to maintain a transfer agent that is a participant in the DTC’s FAST program so long as any shares of Series C Preferred Stock remain outstanding. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion.

(ii) Failure to Deliver Conversion Shares upon an Optional Conversion. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, in addition to any other rights herein, the Holder shall be entitled to elect by written notice to the Transfer Agent, on behalf of the Company, at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Company shall promptly return to the Holder any book entry Series C Preferred Stock delivered to the Company and the Holder shall promptly return to the Company the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

(iii) Obligation Absolute. The Company’s obligation to issue and deliver the Conversion Shares upon conversion of Series C Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action that the Company may have against such Holder.

(iv) Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series C Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (i) upon the conversion of all outstanding shares of Series C Preferred Stock (taking into account the adjustments and restrictions of Section 7) and (ii) in respect of the Dividend Shares. The Company covenants that all Conversion Shares and Dividend Shares shall, when issued, be duly authorized, validly issued, fully paid and nonassessable. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series C Preferred Stock (taking into account the adjustments and restrictions of Section 7) and payment of the Dividend Shares, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

(v) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of or as dividends on the Series C Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to upon such conversion or in respect of any such dividend, the Company shall round up to the next whole share of Common Stock.

(vi) Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Series C Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Series C Preferred Stock and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(e) Beneficial Ownership Limitation. The Company shall not effect any conversion of the Series C Preferred Stock (including, without limitation, a mandatory conversion pursuant to Section 6(a)), and a Holder shall not have the right vote its Series C Preferred Stock, to receive dividends hereunder or convert any portion of the Series C Preferred Stock, to the extent that, after giving effect to the receipt of dividends hereunder or conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock received as dividends or issuable upon conversion of the Series C Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series C Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Series C Preferred Stock) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith (other than as it relates to a Holder relying on the number of shares issued and outstanding as provided by the Company pursuant to this Section). In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 6(e), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Company shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. The “Beneficial Ownership Limitation” shall be 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series C Preferred Stock held by the applicable Holder. Upon delivery of a written notice to the Company, any Holder may from time to time increase or waive (with such increase or waiver not effective until the sixty-first (61st) day after delivery of such notice) or decrease (immediately) the Beneficial Ownership Limitation provisions of this Section 6(e); provided, however, that the Holder shall not be entitled to increase or terminate the limitation contained in this Section 6(d) if the Holder has acquired (or if any of the Holder’s Attribution Parties has indirectly acquired) the Series C Preferred Stock with the purpose or effect of changing or influencing the control of the Company. The limitations contained in this Section 6(d) shall apply to a successor holder of Series C Preferred Stock.

Section 7. Certain Adjustments.

(a) Adjustments to Conversion Price.

(i)  Stock Dividends and Stock Splits. If the Company, at any time while the Series C Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 7(a)(i) will apply shares of reclassified capital stock, outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a)(i) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(ii)  Provisions for Adjustments. The Company will make all calculations under this Certificate of Designations in good faith, which calculations will, absent manifest error, control for purposes this Certificate of Designations.

(b)  Pro Rata Distributions. During such time as the Series C Preferred Stock is outstanding, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the Series C Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(c) Calculations. All calculations under this Section 7 will be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(d) Notice to the Holders. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided to the Holders, the Company or the Transfer Agent hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, by e-mail, or sent by a nationally recognized overnight courier service (i) if to the Holders, at the Holder’s address set forth in the book and records of the Company or to another address of such Holder as may be specified by such Holder to the Company in a written notice delivered in accordance with this Section 8, or (ii) if to the Company, at 2450 Colorado Ave., Suite 100E, Santa Monica, CA 90404, or to another address as the Company may specify for such purposes by written notice to the Holders delivered in accordance with this Section. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (Eastern Time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (Eastern Time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided pursuant to this Certificate of Designations constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.

(b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designations shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay accrued dividends, if any and as applicable, on the shares of Series C Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designations shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designations (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Los Angeles, County of Los Angeles (the “LA Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the LA Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such LA Courts, or such LA Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designations and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designations or the transactions contemplated hereby. If any party shall commence an action or proceedings to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceedings.

(d) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver by the Company or a Holder must be in writing.

(e) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any dividend or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(f) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(g) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

(h) Status of Converted Series C Preferred Stock. If any shares of Series C Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series C Convertible Preferred Stock.

[Signature page follows.]

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of the Company as of this 22nd day of October 2025.

By:	/s/ Matt Edelman
Name:	Matt Edelman
Title:	CEO & President

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